

May 8, 2014

Via E-mail

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bankshares, Inc.
340 West Main Street
Abingdon, Virginia 24210

     Re: Highlands Bankshares Inc.
              Registration Statement on Form S-1
              Filed April 17, 2014
              File No. 333-195355

Dear Mr. Neese:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. State that the underwriters will use their best efforts to sell the securities offered. See Item 501 of Regulation S-K.

2. Please clarify here and throughout the circumstances under which the board might cancel the offering or under which the offering would not be completed.

Incorporation by Reference, page ii

3. Please file the incorporated proxy statement or include in the S-1 the incorporated sections prior to effectiveness.

Questions and Answers Relating to the Rights Offering

Why are we conducting the rights offering?, page 2

4. Please advise us with a view towards disclosure whether the private placements or rights offering are needed to comply with minimum capital ratios or your written order with regulators.

What are the U.S. federal tax consequences of exercising my subscription rights, page 6

5. Form S-1 and Item 601(b)(8) of Regulation S-K require you to obtain and file a tax opinion as to the material federal income tax consequences of the distribution and exercise of the subscription rights. Accordingly, please state that you have an opinion of counsel as to the material federal income tax consequences; summarize the opinion briefly here and in the Summary section; revise the main section on page 35; and file the opinion. Alternately, advise the staff why no tax opinion is required.

Private Placement, page 7

6. Quantify the share ownership of the purchasers in the private placement, other than directors and officers. Describe the rights of these purchasers to purchase additional securities post-offering to maintain that ownership percentage.

The Rights Offering, page 8

7. Reconcile the disclosure at the bottom of page 8 under the heading "private placement" where you state that "purchasers in the Private Placement are not entitled to participate in the rights offering" with the disclosure elsewhere in the document that only directors and officers are excluded from the offering. For example, on page 24 you state that subscription rights "entitle holders of our common stock, other than directors and executive officers, to purchase…."

Risk Factors

8. Reorder to place the risks of the rights offering before the company risks, as your shareholders are likely more familiar with the company risks.
Waive-We usually don't ask them to reorder unless there is something major that they are trying to bury.

Risk Related to the Company, page 11

9. Revise the heading and body of the second risk factor on page 14 to be more specific to your company, business or industry.

Recently passed legislation could allow us to deregister…, page 16

10. State how many holders of record you currently have and 6the number that would allow you to deregister.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director